The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

RECEIVED
2007 APR 18 A 9:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

07022693

April 17, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice concerning Court decision on a lawsuit in which The Sumitomo Trust & Banking Co., Ltd. sought reimbursement of tax paid in respect of certain repurchase transactions

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
APR 2 3 2007
THOMSON
FINANCIAL

dw 4/18

04/17/07 9:34AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Matsuura, Toru
Title: Controller

On behalf of:
1) General Manager
2) Sumitomo Trust and Banking co. Ltd
3) Financial Management Department

April 17, 2007

The Sumitomo Trust & Banking Co., Ltd.

Court decision on a lawsuit in which The Sumitomo Trust & Banking Co., Ltd. sought reimbursement of tax paid in respect of certain repurchase transactions

The Sumitomo Trust & Banking Co., Ltd. ("STB") received from the Director of the Kojimachi Tax Office in 2002 a notification of withholding tax payment (and a notification of additional tax in respect of non-payment of such withholding tax), with regard to certain repurchase transactions STB conducted in overseas markets in the past. Disputing the alleged legal basis for the imposition of such withholding tax payment as notified, STB filed with the Director of the Kojimachi Tax Office a request for reinvestigation and revocation of such notification, and then with the President of National Tax Tribunal a petition for reexamination and revocation of such notification (both denied). STB subsequently filed a lawsuit in the Tokyo District Court against the Japanese Government and the Director of Kojimachi Tax Office seeking reimbursement of tax paid in this respect, which amount is approximately 6.3 billion yen, and revocation of the notification of withholding tax payment from the Director of the Kojimachi Tax Office.

Today, the Tokyo District Court ruled in favor of STB. The defendants may file an appeal to the High Court within two weeks from the date of the service of the decision.

There will be no revisions on STB's earnings forecast for FY2006.

For further information, please contact:
IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654

The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

April 16, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice concerning acquisition of
"Barclays Global Investors Japan Trust & Banking Co., Ltd."

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Matsuura, Toru
Title: Controller

On behalf of:
1) General Manager
2) Sumitomo Trust and Banking co. Ltd
3) Financial Management Department

April 16, 2007

The Sumitomo Trust & Banking Co., Ltd.

Acquisition of
"Barclays Global Investors Japan Trust & Banking Co., Ltd."

The Sumitomo Trust & Banking Co., Ltd. ("STB") reached an agreement today with Barclays Global Investors UK Holdings Limited ("BGI UK Holdings") to purchase all outstanding stocks of Barclays Global Investors Japan Trust & Banking Co., Ltd. ("BTB") from BGI UK Holdings to acquire the trust administration and custody operation of BTB subject to regulatory approval.

1. Background and purpose of the acquisition

To meet a wide range of needs of its clients, serving as a "top quality trust bank group" which values customers' interest first, STB has effectively and strategically extended capital investments and business alliances to expand its customer franchise and business networks.

Through this transaction, STB will acquire the trust administration and custody operation of BTB. BTB's asset management business will be consolidated into Barclays Global Investors Japan Limited ("BJL"), the asset management entity of BGI UK Holdings' group, through necessary procedure of business transfer.

STB and BGI UK Holdings have agreed to cooperate to ensure the smooth transfer of the trust administration and custody operations of BTB to STB.

2. Outline of Barclays Global Investors Japan Trust & Banking Co., Ltd. (As of end of March 2006)

(1) Company name	Barclays Global Investors Japan Trust & Banking Co., Ltd.
(2) Representative	David J. Semaya, Representative Director and President
(3) Location of head office	1-1-39, Hiroo, Shibuya-ku, Tokyo, Japan
(4) Date of establishment	April 1, 1986
(5) Main area of business	Trust administration and custody operations, asset management
(6) End of fiscal year	March
(7) Number of employees	99
(8) Main offices	Head office: Tokyo
(9) Capital	JPY 4,846 million
(10) Number of stocks issued	Common stock: 20,000 stocks
(11) Shareholder	Barclays Global Investors UK Holdings Limited 100%

(12) Recent financial summary

(JPY millions)

Fiscal year	2005/3 (Actual)	2006/3 (Actual)	2006/9 (Actual) Half year
Net operating income	7,865	10,048	5,323
Net operating profit	1,892	1,626	1,063
Income before income taxes	1,946	1,636	805
Net income	1,105	900	420
Total assets	8,076	8,390	10,810
Net assets	4,846	4,846	4,966
Total trust assets	8,356,809	9,937,589	11,255,133

3. Transferor of stock

(1) Company name	Barclays Global Investors UK Holdings Limited
(2) Location of head office	1 Churchill Place, London E14 5HP, United Kingdom
(3) Date of establishment	October 1999
(4) Main area of business	Holding company of a financial group
(5) Relationship with STB	No particular relationship

4. Summary of acquisition

(1) Stocks	STB acquires all 20,000 outstanding common stocks of BTB from BGI UK Holdings (100% ownership)	
(2) Acquisition price	Approximately JPY4.9 billion Amount agreed based on due diligence	
(3) Schedule of acquisition	April 16, 2007	Agreement of contract for acquisition
	December 28, 2007	Acquisition of stocks (Tentative)

5.Effect to financial results

There are no effects on the earnings forecast for FY2006. STB plans to announce its earnings forecast for FY2007 at the time of announcing the financial results for FY2006.

For further information, please contact:
IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654

Appendix

April 16, 2007

The Sumitomo Trust & Banking Co., Ltd.
Barclays Global Investors Group

In addition to its trust administration and custody services, BTB provides asset management services to pension and asset management clients. Under the terms of the agreement, STB will succeed the legal entity and the trust administration and custody operations of BTB by way of purchase of BTB shares after BGI consolidates the asset management business of BTB into Barclays Global Investors Japan Limited ('BJL'). Completion of the transaction is subject to regulatory approval and is expected to occur around December 28, 2007.

(Image of transaction)


BTB
Asset Management Business
Business Transfer etc.
BJL
Cooperation
Trust Administration Custody Operations
Share Sale
STB

STB is a leading Japanese financial institution which also maintains a trust operation, amounting to 71 trillion yen trust assets under custody as at September 2006. By acquiring the trust administration and custody operations of BTB, STB will be gaining a new client base and expanding its assets under custody. Through this acquisition, STB aims to extend the economies of scale, strengthen further its core trust banking and custody operations business, and provide higher value-added services to its clients, utilizing the know-how STB gained from years of experience and its sophisticated trust administration infrastructure, which is one of the largest in Japan.

Following completion, BGI will continue to extend its range of investment management services to meet the evolving asset management needs of its clients by focusing its Japan resources in BJL. By contracting with BJL, existing clients of BTB will continue to have access to the same high quality quantitative investment management processes of BGI. Japan, the world's second largest economy, will remain a core market for BGI and BGI is committed to growing its market-leading franchise in Japan.

END